                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 19 )

                          Food Technology Service, Inc.
                           (formerly Vindicator, Inc.)

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927341107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             David L. Nicholds, Esq.
                  MDS Nordion, a division of MDS (Canada) Inc.
                (a successor of MDS Nordion Inc.) ("MDS Nordion")
                                 447 March Road
                         Ottawa, Ontario, Canada K2K 1X8

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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
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CUSIP NO.                    927341107                                                        PAGE     1    OF      5       PAGES
          --------------------------------                                                         --------     -----------


----------------- -----------------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  MDS Nordion
----------------- -----------------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.                                                  (A) [  ]

                                                                                                                      (B) [ ]
----------------- -----------------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY
----------------- -----------------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS*

                  WC & Affiliate

----------------- -----------------------------------------------------------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS      2(D) OR 2(E).  [  ]


----------------- -----------------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Ontario, Canada

----------------- -----------------------------------------------------------------------------------------------------------------

Number of Shares  7          SOLE VOTING POWER:
Beneficially
 Owned by each
Reporting Person
with

----------------- -----------------------------------------------------------------------------------------------------------------

                  8           SHARED VOTING POWER:     4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- -----------------------------------------------------------------------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:   4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.        4,917,003
11

----------------- -----------------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [  ]

----------------- -----------------------------------------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        43.6%


----------------- -----------------------------------------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D
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

-------------------------------------------                                                      ---------------------------------

CUSIP NO.                    927341107                                                           PAGE    2     OF       5     PAGES
          --------------------------------                                                            --------    ------------
-------------------------------------------                                                      -----------------------------------


----------------- -----------------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON

                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  Laboratoires MDS Quebec Ltee

----------------- -----------------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.                                                   (A) [  ]

                                                                                                                       (B) [ ]

----------------- -----------------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

----------------- -----------------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS*

                  Affiliate
----------------- -----------------------------------------------------------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS      2(D) OR 2(E). [ ]


----------------- -----------------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Quebec, Canada

----------------- -----------------------------------------------------------------------------------------------------------------

Number of Shares  7          SOLE VOTING POWER:
Beneficially
 Owned by each
Reporting Person
with

----------------- -----------------------------------------------------------------------------------------------------------------

                  8          SHARED VOTING POWER:   4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- -----------------------------------------------------------------------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:  4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.  4,917,003


----------------- -----------------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [  ]

----------------- -----------------------------------------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             43.6%

----------------- -----------------------------------------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------------                                                      ---------------------------------

CUSIP NO.                    927341107                                                           PAGE   3      OF      5     PAGES
          --------------------------------                                                            --------    ------------
-------------------------------------------                                                      ---------------------------------


----------------- -----------------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON

                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  MDS INC.

----------------- -----------------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.                                                   (A) [  ]

                                                                                                                       (B) [ ]

----------------- -----------------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

----------------- -----------------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS*

                  WC & Affiliate

----------------- -----------------------------------------------------------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS      2(D) OR 2(E).  [  ]


----------------- -----------------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Ontario, Canada

----------------- -----------------------------------------------------------------------------------------------------------------

Number of Shares  7          SOLE VOTING POWER:
Beneficially
 Owned by each
Reporting Person
with

----------------- -----------------------------------------------------------------------------------------------------------------

                  8          SHARED VOTING POWER:   4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- -----------------------------------------------------------------------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:   4,917,003

----------------- -----------------------------------------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.   4,917,003


----------------- -----------------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [  ]

----------------- -----------------------------------------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     43.6%


----------------- -----------------------------------------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -----------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           SECURITY AND ISSUER.

                  Shares of Common Stock, $0.01 par value

                  Food Technology Service, Inc.
                  502 Prairie Mine Road
                  Mulberry, Florida  33860   USA

Item 2.           IDENTITY AND BACKGROUND

                  N/A

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

Item 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended.

                  As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By letter Agreement dated November 20, 2000 and November 26, 2001, Nordion has extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness accruing from January 1, 2001 to January 1, 2003. The decrease in FTSI's share price has given rise to an increase in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 18, filed with the SEC in December 2001, (which computed the amount of beneficially owned shares based on the closing share price on November 30, 2001 i.e., 70% of $1.72 or $1.204) the closing share price of FTSI on December 31, 2001 decreased to $1.45. Seventy percent (70%) thereof corresponds to a conversion price of $1.015.

                  At the close of business on December 31, 2001, Nordion beneficially owned 4,917,003 shares of stock, which constitutes approximately 43.6% of the outstanding shares of FTSI. The number of shares beneficially owned as of December 31, 2001 has been computed by aggregating (i) the number of shares that Nordion actually owns (taking into account 748,500 shares sold by Nordion in December, 2001); and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of December 31, 2001 (i.e., 70% of $1.45 or $1.015). As a
                  result of the foregoing, the number of shares beneficially owned by Nordion decreased by 599,536 shares. Pursuant to publicly available information 10,331,201 shares of Food Technology Service, Inc. were issued and outstanding on December 31, 2001.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  See Item 4.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  By Letter Agreement dated November 26, 2001, MDS Nordion extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness, to January 1, 2003.

Item 7.           MATERIALS TO BE FILED AS EXHIBITS

                  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated:  December 3, 2001



                                MDS NORDION, a division of MDS (Canada) Inc.,

                                By:               /s/  David L. Nicholds
                                         --------------------------------------
                                         Name:  David L. Nicholds
                                         Title: Vice President, General Counsel
                                                & Secretary

                                MDS INC.,


                                By:               /s/  Peter Brent
                                         --------------------------------------
                                         Name:  Peter E. Brent
                                         Title: Senior Vice President &
                                                General Counsel

                                LABORATOIRES MDS QUEBEC LTEE.


                                By:               /s/  Peter Brent
                                         --------------------------------------
                                         Name:  Peter E. Brent
                                         Title: Vice President & Corporate
                                                Secretary

November 26, 2001

Mr. Richard Hunter
President & CEO

Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida  33860
USA

Dear Mr. Hunter:

RE:      EXTENSION OF WAIVER OF CONVERSION OF INTEREST ACCRUING
         JANUARY 1, 2002 TO JANUARY 1, 2003

By letter Agreement dated May 18, 2000, the parties confirmed that the amount of indebtedness to MDS Nordion was in the amount of $963,194 US (the "Debt"). As provided in and confirmed by the Letter Agreements respectively dated April 17, 2000, May 18, 2000 and November 20, 2000, the right of conversion by MDS Nordion of interest accruing on the Debt from February 5, 2000 to January 1, 2002, into shares of Food Technology Service, Inc. ("FTSI") was waived by MDS Nordion. MDS Nordion by execution of this Letter Agreement agrees to extend such waiver for an additional year and therefore MDS Nordion's right of conversion of interest accruing on the Debt from January 1, 2002 to January 1, 2003, into shares of FTSI, is hereby waived.

If you concur with the foregoing, please sign in the space provided.

                                        Sincerely,

                                        MDS Nordion

                                        By:       /s/  David Nicholds
                                           -----------------------------------
                                           David L. Nicholds
                                           Vice President, General Counsel &
                                           Secretary



We concur this 12th day of December, 2001.
Food Technology Service, Inc.

By:          /s/  Richard Hunter
   ----------------------------------------
    Richard Hunter, President and CEO